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
FORM 3                                                                                                       OMB APPROVAL
                                                                                                       OMB NUMBER        3235-0104
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION                                       EXPIRES: SEPTEMBER 30, 1998
                             WASHINGTON, D.C. 20549                                                    ESTIMATED AVERAGE BURDEN
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                                   HOURS PER RESPONSE......0.5


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
(Print or Type Responses)    Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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 1.  Name and Address of Reporting Person*         2.    Date of Event          4.    Issuer Name and Ticker or Trading Symbol
                                                        Requiring Statement
                                                         (Month/Day/Year)
 KU LEARNING, L.L.C.
                                                         January 14, 1998       Nobel Education Dynamics, Inc. (NEDI)
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 (Last)             (First)             (Middle)   3.    IRS or Social          5.    Relationship of          6. If Amendment,
                                                         Security Number of           Reporting Person            Date of Original
                                                         Reporting Person             to Issuer                   (Month/Day/Year)
 844 Moraga Drive                                        (Voluntary)               (Check all applicable)

                                                                                                                     N/A

                                                                                   _____ Director   ____X____ 10%

                                                                                 Owner
--------------------------------------------------                                 ______ Officer   _______ Other
                 (Street)                                                       (give title below)  (specify below)


                                                                                             7. Individual or Joint/Group Filing
                                                                                                (Check Applicable Line)
 Los Angeles,       CA                       90049                                              Form filed by One Reporting Person
                                                                                             ---
                                                                                              X Form filed by More than One
                                                                                             ---Reporting Person
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  (City)          (State)                     (Zip)      TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1.  Title of Security                                2. Amount of Securities   3. Ownership Form:     4.   Nature of Indirect
    (Instr. 4)                                          Beneficially              Direct (D)               Beneficial Ownership
                                                        Owned                     or Indirect (I)         (Instr. 5)
                                                                                  (Instr. 5)

                                                        (Instr. 4)
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                                                                  (1)
Common Stock                                            1,283,500                     D
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                (Over)
*           If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v)                        SEC 1473 (7/96)
(1)         The persons identified on the attached Joint Filer Information statement may be deemed to have indirect beneficial ownership of the shares.
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FORM 3 (CONTINUED)            TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS,
                                                           CONVERTIBLE SECURITIES)

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 1.Title of Derivative  2. Date Exercisable    3.Title and Amount of    4. Conversion or      5. Ownership Form      6. Nature of
    Security               and Expiration Date   Securities Underlying     Exercise Price of     of Derivative          Indirect
   (Instr. 4)              (Month/Day/Year)      Derivative Security       Derivative            Security:  Direct      Beneficial
                                                 (Instr. 4)                Security              (D) or Indirect (I)    Ownership
                                                                                                 (Instr. 5)             (Instr. 5)
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                           Date Exer- Expira-           Amount or
                           cisable    tion Date  Title  Number of Shares
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Explanation of Responses:


                                                        KU LEARNING, L.L.C.
                                         a Delaware limited liability company





**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

                               By: /S/ RONALD PACKARD                   1/23/98
                                  ____________________________________  _______
                                  Ronald Packard
                                  Vice President and Treasurer
                                  **Signature of Reporting Person        Date


See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)



Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.






                                                                         Page 2
                                                                 SEC 1473 (7/96)

                             JOINT FILER INFORMATION

Nature of Indirect Beneficial Ownership (All Joint Filers)

         The Designated Filer for this Form 3 is KU Learning, L.L.C., a Delaware limited liability company ("KU Learning"). Each of the following is a Joint Filer with KU Learning, and may be deemed, for reasons set forth hereinbelow, to share indirect beneficial ownership with KU Learning in the shares that KU Learning owns directly: EDU, L.L.C., a Delaware limited liability company ("EDU"), Knowledge Universe, L.L.C., a Delaware limited liability company ("Knowledge Universe"), ET Holdings, L.L.C., a Delaware limited company ("ET Holdings"), ET Consolidated, L.L.C., a Delaware limited liability company ("ET Consolidated"), Hampstead Associates, L.L.C., a Delaware limited liability company, ("Hampstead"), Mollusk Holdings, LLC, a California limited liability company ("Mollusk"), Cephalopod Corporation, a California corporation ("Cephalopod"), Lawrence Investments , LLC, a California limited liability company ("Lawrence"), Lawrence J. Ellison, an individual ("Ellison"), Ridgeview Associates, LLC, a California limited liability company ("Ridgeview"), Michael
R. Milken, an individual and Lowell J. Milken, an individual (collectively, the "Reporting Persons"). Except as otherwise indicated, the address of the Reporting Persons is 844 Moraga Drive, Los Angeles, California 90049. The address of Mollusk is c/o Andrew L. Dudnick, 351 California Street, 15th Floor, San Francisco, CA 94104. The address of Cephalopod and Ellison is c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, CA 94065. The address of Lawrence is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596.

         The Designated Filer and the Joint Filers beneficially own an aggregate of 1,283,500 shares of the Common Stock. KU Learning has the power to vote and dispose of all such shares.

         EDU is a Reporting Person because it purchased a portion of the Shares which are now held by KU Learning. Knowledge Universe is the manager of KU Learning, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by KU Learning. ET Holdings is the manager and a member of Knowledge Universe, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Knowledge Universe. ET Consolidated is the manager and a member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Holdings. Hampstead is the manager and a member of ET Consolidated, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Consolidated. Mollusk, as a member of Hampstead, and by virtue of its ability to act as, or appoint, a co-manager of Hampstead, may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of any shares of the Common Stock beneficially owned by Hampstead. Cephalopod and Lawrence are the managers and members of Mollusk, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Mollusk. Ridgeview is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Hampstead. Michael R. Milken, Lowell J. Milken and Ellison may each be deemed to be a controlling person of Hampstead, ET Consolidated, ET Holdings, Knowledge Universe and KU Learning and, in such capacity, may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by those entities. Michael
R. Milken and Lowell J. Milken may each be deemed to be a controlling person of Ridgeview and Ellison may be deemed to be a controlling person of Cephalopod and Lawrence and, in such capacities, they may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Ridgeview, in the case of Michael R. Milken and Lowell J. Milken, and Cephalopod and Lawrence, in the case of Ellison.


Addition Information and Signatures

Name:  EDU, L.L.C.,

Address: 844 Moraga Drive, Los Angeles, CA  90049

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998             EDU, L.L.C,
                                     a Delaware limited liability company

                                     By:  HAMPSTEAD ASSOCIATES, L.L.C.,
                                          a Delaware limited liability company
                                     Its: Manager

                                     By:  RIDGEVIEW ASSOCIATES, LLC,
                                          a California limited liability company

                                     Its: Manager

                                            /s/      LOWELL J. MILKEN
                                          -------------------------------------
                                          By:   Lowell J. Milken
                                          Its:  Manager

Name:  KNOWLEDGE UNIVERSE, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998

                                     KNOWLEDGE UNIVERSE, L.L.C.,
                                     a Delaware limited liability company

                                       /s/ STANLEY E. MARON
                                     ------------------------------------
                                     By:   Stanley E. Maron
                                     Its:  Secretary


Name:  ET HOLDINGS, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998             ET HOLDINGS, L.L.C.,
                                     a Delaware limited liability company


                                      /s/  STEVEN B. FINK
                                     ------------------------------------
                                     By:   Steven B. Fink
                                     Its:  President

Name:  ET CONSOLIDATED, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998            ET CONSOLIDATED, L.L.C.,
                                    a Delaware limited liability company

                                    By:  HAMPSTEAD ASSOCIATES, L.L.C.,
                                         a Delaware limited liability company
                                    Its: Manager


                                    By:  RIDGEVIEW ASSOCIATES, LLC,
                                         a California limited liability company
                                    Its: Manager


                                      /s/ LOWELL J. MILKEN
                                    -------------------------------------------
                                    By:   Lowell J. Milken
                                    Its:  Manager

Name:  HAMPSTEAD ASSOCIATES, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998            HAMPSTEAD ASSOCIATES, L.L.C.,
                                    a Delaware limited liability company

                                    By:  RIDGEVIEW ASSOCIATES, LLC
                                         a California limited liability company
                                    Its: Manager

                                    /s/  LOWELL J. MILKEN
                                    -------------------------------------------
                                    By:  Lowell J. Milken
                                    Its: Manager



Name:  MOLLUSK, LLC

Address: c/o Andrew L. Dudnick, 351 California Street, 15th Floor, San Francisco, CA 94104

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998            MOLLUSK HOLDINGS, LLC,
                                    a California limited liability company

                                    By:   CEPHALOPOD CORPORATION
                                    Its:  Manager


                                    /s/ LAWRENCE J. ELLISON
                                    -------------------------------------------
                                    By:    Lawrence J. Ellison
                                    Its:   Chief Executive Officer

Name: CEPHALOPOD CORPORATION

Address: c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, CA 94065

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998            CEPHALOPOD CORPORATION,
                                    a California limited liability company


                                    /s/   LAWRENCE J. ELLISON
                                    -----------------------------
                                    By:   Lawrence J. Ellison
                                    Its:  Chief Executive Officer


Name:  LAWRENCE INVESTMENTS, LLC.

Address: c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

Dated:  January 23, 1998            LAWRENCE INVESTMENTS, LLC,
                                    a California limited liability company


                                    /s/   LAWRENCE J. ELLISON
                                    -------------------------------------------
                                    By:   Lawrence J. Ellison
                                    Its:  Manager

Name:  RIDGEVIEW ASSOCIATES, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Education Dynamics, Inc. (NEDI)

Date of Event Requiring Statement:  January 14, 1998

                                    RIDGEVIEW ASSOCIATES, LLC,
                                    a California limited liability company

                                    /s/  LOWELL J. MILKEN
                                    -------------------------------------------
                                    By:     Lowell J. Milken
                                    Its:    Manager


Dated:  January 23, 1998            /s/  MICHAEL R. MILKEN
                                    -------------------------------------------
                                    Michael R. Milken, an individual


Dated:  January 23, 1998            /s/ LOWELL J. MILKEN
                                    -------------------------------------------
                                    Lowell J. Milken, an individual


Dated:  January 23, 1998            /s/ LAWRENCE J. ELLISON
                                    -------------------------------------------
                                    Lawrence J. Ellison, an individual